SANDVIK

Our date
2009-06-17
Your date

Attending to this matter, tel. direct line, fax direct line
KF/Anders Örbom +46 26 261030

Commission File No. 82-1463

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Office of International
Corporate Finance, Mr Samuel Wolff,
Special Counsel

Re: Exemption Under Exchange Act
Rule 12g3-2(b); Commission
File No, 82-1463

Dear Sir,

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") granted to Sandvik AB by the Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b) promulgated under the Act, enclosed is Sandvik AB Press Release, Low volumes and nonrecurring costs put pressure on Sandvik earnings, dated 17 June 2009, which is being submitted under Rule 12g(b)1)(iii).

Sincerely,

SANDVIK AKTIEBOLAG; (publ)

Anders Örbom
Group Treasurer and VP Finance

Postal address
SANDVIK AB
SE-811 81 SANDVIKEN
SWEDEN

Public Company (publ)
Reg.No 556000-3468
VAT No. SE663000060901
www.sandvik.com

Telephone
+46 26 26 00 10

Telefax
+46 26 26 10 76

cusip number 800 212 201

SANDVIK

Press Release

Low volumes and nonrecurring costs put pressure on Sandvik earnings

Sandvik's order intake rate gradually declined in April-May to a level, which in terms of volume was 40-50% lower than the year-earlier period. Generally low demand from end customers, combined with continued inventory reductions among most customer segments, leads to invoicing in terms of volume having declined to a level 30-40% lower than the year-earlier period. In order to avoid increased obsolescence this generates a need for Sandvik to further reduce inventories. Accordingly, the production rate has fallen below the rate of order intake by about 10% during the second quarter.

As a result of the dramatic decline in the market situation since October 2008, extensive actions to reduce Sandvik's cost base were initiated early on. To date, the global staff has been reduced by about 6,000 people and agreement to decrease work time by 15-20% with a corresponding cut in salary costs will comprise about 12,000-14,000 people as of June. Additionally, decisions have been taken to permanently close 10 production sites. The action program has steadily increased in scope and implemented and approved actions will have a gradually increasing effect during the year. For the full year, the implemented and planned measures are expected to lead to cost reductions of nearly SEK 6 billion compared with 2008.

Sandvik's business model with far-reaching vertical integration means that low sales and production rates will have a significantly adverse affect on earnings, primarily in the form of a lower gross profit and the under-absorption of fixed costs. During the second quarter, changed metal prices, restructuring costs, impairments and an increased provision for obsolescence are expected to have a significantly negative effect on earnings.

Based on the aforementioned, an operating result of between SEK -2,200 M and SEK -2,500 M is expected to be posted, of which underlying result amounts to about SEK -1,000 M including effects of changed metal prices of about SEK -350 M.

"The current market situation is very weak, which has a substantial effect on a business like Sandvik's. Implemented and approved actions will have a gradual effect, but the weak volume trend in the second quarter and probably also the third quarter will have a significantly negative effect on earnings. At the same time, it is satisfying that the favorable trend in cash flow, inventory reductions and demand in parts of the energy sector that we observed in the first quarter are continuing," says Lars Pettersson, President and CEO of Sandvik.

Sandviken, 17 June 2009

Sandvik Aktiebolag (publ)

Sandvik AB discloses the information provided herein pursuant to the Securities Markets Act and/or the Financial Instruments Trading Act. The information was submitted for publication at 08:30 a.m. on 17 June 2009.

For further information, contact Jan Lissåker, Vice President Investor Relations, Sandvik AB, +46 26 26 10 23 or Anders Wallin, Vice President Group Communications, Sandvik AB, +46 26 26 09 20

Sandvik is a global industrial group with advanced products and world-leading positions in selected areas – tools for metal cutting, equipment and tools for the mining and construction industries, stainless materials, special alloys, metallic and ceramic resistance materials as well as process systems. The Group had 2008 about 50,000 employees and representation in 130 countries, with annual sales of nearly SEK 93,000 M.

Postal address	Public Company (publ)	Telephone	Telefax
SANDVIK AB Group Communications SE-811 81 SANDVIKEN SWEDEN	Reg.No 556000-3468 VAT No. SE663000060901 www.sandvik.com	+46 26 26 10 26	+46 26 26 10 43